

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2025

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4
Karet, Semanggi, Kota Jakarta Selatan
Daerah Khusus Ibukota, Jakarta 12930, Indonesia

> **Re: NusaTrip Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 14, 2025**
> **File No. 333-285997**

Dear Tjin Patrick Soetanto:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Relationship With and Separation From Society Pass, page 7

1. Please update the holdings of Society Pass after giving effect to this offering in your corporate organization chart to reflect its ownership as disclosed on the cover page.

<u>Dilution, page 39</u>

2.   We note you revised the net tangible book value as of December 31, 2024 to ($0.58) per common share in the second paragraph. Please revise or tell us why this amount was updated from the previously calculated ($0.43) per common share. In addition, please revise or tell us why the pro forma as adjusted net tangible book value as of December 31, 2024 of $7,738,293 in the third paragraph has not been updated to include the effect of increase in common shares to 3,750,000 in the initial public offering.

<u>Executive and Director Compensation, page 84</u>

3.   We note your response to prior comment 4. You disclose in your response letter that Heather Maynard's employment agreement is currently effective, and as a result, Ms. Maynard's 2024 compensation aligns with her employment agreement as disclosed in Exhibit 10.8 of the Amendment. In this regard, her employment agreement in Exhibit 10.8 discloses she shall be paid EUR 120,000 per year. Please revise to disclose why she was paid $260,151 by SOPA in 2024.

        Please contact Shannon Buskirk at 202-551-3717 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Daniel Morris at 202-551-3314 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Ted Paraskevas, Esq., of Loeb & Loeb LLP